November 1, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

       Re: Callan JMB Inc.
           Registration Statement on Form S-1
           Filed October 29, 2024
           File No. 333-282879
Dear Wayne Williams:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Dilution, page 33

1. Your table on page 34 under the header "total consideration" paid by existing stockholders appears to reflect your historical net tangible book value as of June 30,
       2024, rather than consideration paid for shares purchased by existing stockholders.
       Please revise or advise accordingly.
Executive Compensation
Employment Agreements, page 57

2. For each employment agreement, please disclose the performance goals for the incentive bonus.
 November 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Barry Biggar